UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ADIAL PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00688A 106

(CUSIP Number)

William B. Stilley, III

c/o Adial Pharmaceuticals, Inc.

1180 Seminole Trail, Suite 495

Charlottesville, Virginia 22901

(434) 422-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00688A106	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William B. Stilley, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 792,274
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 141,965
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 792,274
WITH	10	SHARED DISPOSITIVE POWER 141,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.65%
14	TYPE OF REPORTING PERSON IN

*Does not include (i) 5,580 shares of Common Stock owned by the Meredith A. Stilley Trust dtd 11/23/2010; (ii) 5,580 shares of Common Stock owned by the Morgan J. Stilley Trust dtd 11/23/2010; and (iii) 5,580 shares of Common Stock owned by the Blair E. Stilley Trust dtd 11/23/2010. The trusts are for the benefit of Mr. Stilley’s children and Mr. Stilley is not the trustee. Mr. Stilley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have in such shares.

CUSIP No. 00688A106	13D	Page 3 of 6 Pages

Item 1.   Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Adial Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1180 Seminole Trail, Suite 495, Charlottesville, Virginia 22901.

Item 2.   Identity and Background.

(a), (f)	This Schedule 13D is being made by William B. Stilley, III.

(b)	The principal business address for Mr. Stilley is 1180 Seminole Trail, Suite 495, Charlottesville, Virginia 22901.

(c)	Mr. Stilley is the President and Chief Executive Officer of Adial Pharmaceuticals, Inc.

(d)	Mr. Stilley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Stilley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Stilley is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

Mr. Stilley used personal funds to acquire the securities described in Item 4 of this Schedule 13D other than those awarded as compensation for services. The stock options were granted to Mr. Stilley on January 1, 2018 were awarded as compensation for services rendered to the Issuer.

Item 4.   Purpose of the Transaction.

The purpose of the transactions described in this Schedule 13D is solely for investment.

In connection with the initial public offering (the “IPO”) of the Issuer, ADial Pharmaceuticals, L.L.C. was converted from a Virginia limited liability company into a Virginia corporation, APL Conversion Corp., which conversion was consummated on October 3, 2017. Thereafter, on October 11, 2017 the Issuer was reincorporated in Delaware by merging the Virginia corporation with and into the Issuer, which was incorporated on October 5, 2017 and as a wholly owned subsidiary of the Virginia corporation. In order to consummate the conversion, a certificate of conversion was filed with the Secretary of State of the State of Virginia. In order to consummate the reincorporation, certificates of merger were filed with the Secretary of State of the States of Delaware and Virginia. In connection with the corporate conversion/reincorporation, all outstanding Class A units, Class B units, and Profits Interest Units of ADial Pharmaceuticals, LLC (collectively, the “LLC Units”) were automatically converted into shares of common stock of the Virginia corporation and then into an aggregate of 3,268,005 shares of common stock of the Issuer, and the Issuer succeeded to the business of ADial Pharmaceuticals, L.L.C.

For the LLC Units held by Mr. Stilley, for which Mr. Stilley paid an aggregate of $125,000 of his personal funds, he received the following securities in the Issuer in corporate conversion/reincorporation: (i) 335,602 shares of Common Stock and warrants to purchase16,281 shares of Common Stock owned directly by Mr. Stilley (consisting of warrants to purchase 10,829 shares of Common Stock exercisable until December 31, 2021 at $.0054 per share and warrants to purchase 5,452 shares of Common Stock exercisable until December 31, 2031 at $7.63 per share); and (ii) 132,141 shares of Common Stock and warrants to purchase 9,824 shares of Common Stock exercisable until December 31, 2031 at $7.63 per share, which shares and warrants are owned jointly by Mr. Stilley and his wife Anne T. Stilley. On April 1, 2018, Mr. Stilley was issued 197,673 shares of Common Stock in lieu of cash payments that were to be made under the Issuer’s performance bonus plan that was subsequently terminated. These 197,673 shares are included in the 335,602 shares described above.

CUSIP No. 00688A106	13D	Page 4 of 6 Pages

On January 1, 2018, Mr. Stilley received an option to purchase an aggregate of 57,474 shares of Common Stock at an exercise price of $5.70 per share (51,894 options terminate on July 1, 2027 and 5,580 options terminate on June 30, 2027), of which an aggregate of 28,737 shares of Common Stock will vest within 60 days of November 12, 2018 (the options vested 1/6th of the grant on January 1, 2018 with the remaining shares vesting 1/36th on the first day of each month over the remaining 30 months).

On July 31, 2018, upon consummation of the IPO, Mr. Stilley received 52,227 shares of Common Stock and a warrant to purchase 52,227 shares of Common Stock exercisable for $6.25 per share, which shares and warrants were received upon automatic conversion of a convertible note in the principal amount of $17,449 together with interest accrued thereon at the note conversion price of $0.44 per share. The promissory note was issued in September 2016 in a private placement in which the Issuer issued an aggregate principal amount of $235,000 promissory notes including $17,449 to Mr. Stilley and other officers and directors of the Issuer.

On July 31, 2018, Mr. Stilley purchased 80,000 units (the “Units”) in the IPO at the initial public offering price of $5.00 per Unit, which corresponds to a price of $4.99 per share of Common Stock and $0.01 per warrant. Each Unit consisted of one share of Common Stock and a warrant to purchase one share of Common Stock at an exercise price of $6.25 per share, exercisable immediately and expiring five years from the date of issuance. The 80,000 shares of Common Stock and warrants to purchase 80,000 shares of Common Stock were immediately separable upon issuance of the Units in the IPO.

In addition, on July 31, 2018, upon consummation of the IPO, pursuant to the terms of a Securities Purchase Agreement, dated February 22, 2018 (the “Securities Purchase Agreement”), Mr. Stilley received (i) 36,800 Units consisting of 36,800 shares of Common Stock and warrants to purchase 36,800 shares of Common Stock at an exercise price of $6.25 per share, and (ii) warrants to purchase 36,800 Units (the “Unit Warrants”), which Units consisted of 36,800 shares of Common Stock and warrants to purchase 36,800 common shares, such that if all of the Unit Warrants were completely exercised, 73,600 shares of Common Stock would be issued to Mr. Stilley. On November 12, 2018, pursuant to an exchange agreement (the “Exchange Agreement”), Mr. Stilley exchanged the 36,800 Unit Warrants for (i) a warrant to purchase 36,800 shares of Common Stock with an exercise price of $5.00 per share, and (ii) a warrant to purchase 36,800 shares of Common Stock at an exercise price of $6.25 per share.

Effective upon the closing of the IPO, the Issuer entered into a five-year employment agreement with Mr. Stilley to continue to serve as Chief Executive Officer (the “Employment Agreement”). Under the Employment Agreement, Mr. Stilley will receive an annual salary of $350,000 and has a target bonus opportunity equal to 30% of his salary. The Issuer’s board of directors may, in its discretion, pay a portion of Mr. Stilley’s annual bonus in the form of equity or equity-based compensation.

The foregoing descriptions of the terms of the Form of 2016 Convertible Promissory Note (2016 Offering), warrants issued as part of the Units in the IPO, the Securities Purchase Agreement, the Employment Agreement and the warrants issued thereunder, the Form of Exchange Agreement and the warrants acquired on November 12, 2018 are qualified in their entirety by reference to the full text of the forms of such documents, copies of which are included as Exhibits 1, 2 3, 4, 5, 6 and 7, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 6,556,249 shares of Common Stock outstanding as of November 12, 2018.

Mr. Stilley is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 504,629 shares of Common Stock and warrants to purchase an aggregate of 206,681 shares of Common Stock; and (b) options to purchase an aggregate of 57,474 shares of Common Stock, of which 28,737 shares are vested as of November 12, 2018 or vest within 60 days thereof.

In addition, Mr. Stilley is deemed to be the beneficial owner of, and has shared power to vote or direct the vote and to dispose or direct the disposition of 132,141 shares of Common Stock and warrants to purchase 9,824 shares of Common Stock, which shares and warrants are owned jointly by Mr. Stilley and his wife Anne T. Stilley.

CUSIP No. 00688A106	13D	Page 5 of 6 Pages

Does not include (i) 5,580 shares of Common Stock owned by the Meredith A. Stilley Trust dtd 11/23/2010; (ii) 5,580 shares of Common Stock owned by the Morgan J. Stilley Trust dtd 11/23/2010; and (iii) 5,580 shares of Common Stock owned by the Blair E. Stilley Trust dtd 11/23/2010. The trusts are for the benefit of Mr. Stilley’s children and Mr. Stilley is not the trustee. Mr. Stilley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have in such shares.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Stilley (on the basis of 6,556,249 shares of Common Stock outstanding as of November 12, 2018) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	934,239	13.65%
(b)	Number of shares of Common Stock as to which Mr. Stilley has:

(i) Sole power to vote or to direct the vote:	792,274

(ii) Shared power to vote or to direct the vote:	141,965

(iii) Sole power to dispose or to direct the disposition of:	792,274

(iv) Shared power to dispose or to direct the disposition of:	141,965

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.

Exhibit 1:	Form of 2016 Convertible Promissory Note (2016 Offering) (incorporated by reference to Exhibit 4.16 of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-220368))

Exhibit 2:	Form of IPO Warrant Issued to Investors (incorporated by reference to Exhibit 4.23 of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-220368))

Exhibit 3:	Form of Securities Purchase Agreement dated February 22, 2018 (incorporated by reference to Exhibit 10.24 of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-220368))

Exhibit 4:	Form of Employment Agreement entered into with William B. Stilley, III (incorporated by reference to Exhibit 10.15 of the Issuer’s Registration Statement on Form S-1, as amended File No. (333-220368))

Exhibit 5:	Form of Exchange Agreement, dated November 12, 2018 (incorporated by reference to Exhibit 4.3 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2018)

Exhibit 6:	Form of Warrant ($5.00 Exercise Price Per Share) acquired on November 12, 2018 (incorporated by reference to Exhibit 4.4 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2018)

Exhibit 7:	Form of Warrant ($6.25 Exercise Price Per Share) acquired on November 12, 2018 (incorporated by reference to Exhibit 4.5 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2018)

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 00688A106	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2018

/s/ William B. Stilley, III
William B. Stilley, III

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
November 12, 2018	Acquired warrants to purchase 36,800 shares of Common Stock	*
November 12, 2018	Acquired warrants to purchase 36,800 shares of Common Stock	*

* As described in this Schedule 13D, on November 12, 2018, Mr. Stilley exchanged 36,800 Unit Warrants for (i) a warrant to purchase 36,800 shares of Common Stock with an exercise price of $5.00 per share, and (ii) a warrant to purchase 36,800 shares of Common Stock at an exercise price of $6.25 per share.